EXHIBIT 99.1

ASM: TSX/NYSE American
Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

July 11, 2018

AVINO ANNOUNCES DRILL RESULTS FROM THE EL CHIRUMBO AND GUADALUPE AREAS

OF THE AVINO PROPERTY

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American/GV6: FSE; "Avino" or "the Company") is pleased to announce further drill results from its planned programs on the El Chirumbo area of the Avino vein system, as well as the Guadalupe area near the San Gonzalo Mine. Both of these areas are located on the Avino property, situated 80 kilometres northeast of Durango, Mexico. The objective of this drill program, which commenced in August, 2017, was to explore targets outside of the current active mining areas in order to assess their potential. The initial results were released on February 6, 2018, and can be viewed on the Avino website or under the Company’s profile on SEDAR (www.sedar.com) and were also filed with the SEC on Form 6-K.

“We are pleased with the success of the results from the El Chirumbo area and the Guadalupe Vein, which is a longer-term target and provides further confidence to continue exploration.” said David Wolfin, President and CEO. “There is untapped potential on the property, and we are eager to plan further exploration and drill programs.”

Three drill holes from the historical El Chirumbo mining area, located at the east end of the Avino vein are reported below. The first seven holes were released in the news release dated February 6, 2018, as mentioned above. This area is characterized by narrow veins approximately 1 metre in thickness.

The results of the three holes (761 metres drilled) in this area are as follows:

Table 1: Summary of Drilling in the Elena Tolosa area

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
ET-17-30	Avino Vein Stockwork	182.3 – 197.70	15.4	0.20	129	0.64
	Including	185.70 – 195.45	9.75	0.25	182	0.64
	Foot Wall Breccia-Stockwork	233.7 – 276.45	42.75	0.45	46	0.44
	Including	235.8 – 261.5	25.70	0.67	63	0.48
ET-18-01	Avino Vein Fault	32.65 – 48.50	15.85	4.13	20	0.07
	Avino Vein Stockwork	59.15 – 83.50	24.35	0.12	27	0.20
	Including	76.65 – 83.50	6.85	0.18	37	0.33
	Intermediate Breccia	84.0 – 91.35	7.35	0.36	47	0.33
	Including	84.0 – 86.0	2.00	0.90	93	0.73
ET-18-02	Avino Vein Stockwork	200.60 – 204.65	4.05	0.06	73	0.31
	Avino Vein	206.05 – 211.45	5.40	0.07	18	0.17
	Avino Andesite Stockwork	211.45 – 213.65	2.20	0.03	3	0.71
	Intermediate Breccia	250.25 – 252.85	2.60	0.31	62	0.16
	Footwall Breccia – Stockwork	273.6 – 299.30	25.70	0.11	61	0.63
	Including	293.30 – 299.30	6.00	0.09	202	0.64

True Widths cannot be determined with the information available

Avino Silver & Gold Mines Ltd. – July 11, 2018 Avino Announces Drill Results from the El Chirumbo and Guadalupe Areas of the Avino Property Page 2

Eleven holes (2,020 metres drilled) have been drilled on the Guadalupe Vein which is similar in thickness and orientation to the San Gonzalo Vein and the results are reported below:

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
GPE-17-08	Guadalupe Vein	169.45 – 170.05	0.60	1.38	90	0.76
GPE-17-09	Guadalupe Vein	97.35 – 98.85	1.50	4.79	11	0.05
	Including	97.35 – 98.0	0.65	10.53	22	0.11
GPE 17-10	Guadalupe Vein	193.50 – 194.85	1.35	0.03	6	0.05
GPE-18-01	Guadalupe Vein	154.65 – 158.40	3.75	0.32	171	0.10
	Including	154.65 – 156.85	2.20	0.44	284	0.10
GPE-18-02	Guadalupe Vein	85.60 – 87.20	1.60	0.23	84	0.28
GPE-18-03	No significant values
GPE-18-04	Guadalupe Vein	78.75 – 83.95	5.20	0.07	26	0.34
GPE-18-05	Guadalupe Vein	127.05 – 130.95	3.90	0.33	129	0.75
GPE-18-06	Quartz Breccia	165.85 – 166.90	1.05	0.11	17	0.16
	Including	274.60 – 279.20	4.60	0.02	1.53	0.05
GPE-18-07	Guadalupe Vein	183.0 – 185.55	2.55	0.16	35	0.08
GPE-18-08	Guadalupe Vein	257.30 – 259.55	2.25	0.59	30	0.06
	Including	257.3 – 259.05	1.75	0.74	38	0.07

True Widths cannot be determined with the information available

These drill results are encouraging as the presence of mineralized material in the Guadalupe Vein has been shown to extend along a strike distance of 800 metres and to a depth of 250 metres from surface. The continuity of the mineralization will need to be verified by infill drilling and the vein is open to depth.

An image of the drilling on the Guadalupe Vein looking southwest is attached to show the scale and drilling. To view the image (click here).

New Drill Program

The Company is also in the planning stages of a new drill program targeting the Aguila Mexicana vein located approximately 400 metres to the Northeast of the San Gonzalo Mine. The main purpose of this drill program is to explore the potential continuity of mineralization along the vein which was the subject of drilling in 2007/2008.

Aguila Mexicana is a north-northwest trending low temperature vein system, with significant widths and similar continuity across the property as the main Avino vein system. The Avino and Aguila Mexicana veins are considered to be the two strongest and widest structures on the property. Additional geological information on the Aguila Mexicana vein can be located in our latest NI 43-101 Technical Report on the Avino Property, either on our website or on the Company’s profile on SEDAR.

Avino Silver & Gold Mines Ltd. – July 11, 2018 Avino Announces Drill Results from the El Chirumbo and Guadalupe Areas of the Avino Property Page 3

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted to SGS Laboratory facility in Durango, Mexico, and the other half is retained on-site for verification and reference.

Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Avino’s projects are under the supervision of Michael O’Brien, P.Geo., Technical Director, Geology and Resources, Ausenco Canada, and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. – July 11, 2018 Avino Announces Drill Results from the El Chirumbo and Guadalupe Areas of the Avino Property Page 4

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, anticipated capital costs and operational costs, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as set forth in our regulatory filings in Canada and the U.S.. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.